NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

October 20, 2023

Via EDGAR

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:
Jeff Gordon Andrew Blume Sarah Sidwell Asia Timmons-Pierce

Re:	Pono Capital Three, Inc. Registration Statement on Form S-4 Filed September 13, 2023 File No. 333-274502

Ladies and Gentlemen:

On behalf of Pono Capital Three, Inc. (the “Company”), we are hereby responding to the letter dated October 12, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-4 filed on September 13, 2023 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing its Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Registration Statement on Form S-4 filed September 13, 2023

Impact of the Business Combination on Pono’s Public Float, page 28

1.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 29 of the Amended Registration Statement as requested.

2.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution (including any convertible securities, such as public warrants retained by redeeming shareholders and private warrants), at each of the redemption levels detailed in your sensitivity analysis (i.e., minimum, maximum, and interim redemption levels), including any needed assumptions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 29 of the Amended Registration Statement as requested.

3.	Please revise the heading of your second column to reflect 50% redemption.

Response: The Company has revised the disclosure on page 29 of the Amended Registration Statement as requested.

CALIFORNIA | COLORADO | DISTRICT OF COLUMBIA | FLORIDA | GEORGIA | ILLINOIS | MARYLAND | MASSACHUSETTS | MINNESOTA
NEW YORK | NORTH CAROLINA | OHIO | PENNSYLVANIA | SOUTH CAROLINA | TENNESSEE | TEXAS | VIRGINIA | WEST VIRGINIA

Recommendation to Pono Shareholders, page 30

4.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 32 and 123 of the Amended Registration Statement as requested.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Consolidated Statement of Financial Position, page 44

5.	We note that pro forma adjustment E reflects the fair value of the Forward Share Purchase Agreement. Considering the agreement appears to require the prepayment of an aggregate cash amount and additional “share consideration shares” payments, as noted on pages 120- 121, please reflect such payments within your pro forma statement of financial position. Also reflect the impact of the FPA Funding Amount Subscription Agreement disclosed on page 121. To the extent that further adjustments result in a pro forma cash balance that is less than $5 million, clarify your disclosures to indicate whether or not such pro forma scenario violates the minimum cash balance requirement and explain the reasons supporting the determination.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 39, 40, 41, 42, 45, 46, and 122 of the Amended Registration Statement as requested.

Pono’s ability to consummate an initial business combination may be adversely affected by economic uncertainty and volatility, page 65

6.	We note your risk factor indicating that inflation could affect your ability to consummate a business combination. Please update this risk factor in future filings if recent inflationary pressures have materially impacted your or Horizon’s operations. In this regard, identify the types of inflationary pressures you or Horizon are facing and how your business has been affected.

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that at this time, inflationary pressures have not impacted the Company’s or Horizon’s operations, and undertake to update the risk factors in future filings as requested if recent inflationary pressures materially impact the Company’s or Horizon’s operations.

Horizon is subject to cybersecurity risks to its operational systems, security systems, infrastructure, integrated software in its aircraft, page 74

7.	We note on page 74 Horizon’s risk factor describing security breaches and cybersecurity risks and risks of data loss due to security breaches as a material risk to Horizon’s business. Since cybersecurity and cyber-attacks are a potential risk, please also disclose in this section the nature of the board’s role in overseeing Horizon’s cybersecurity risks, including in connection with the company’s third party providers.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 76 of the Amended Registration Statement as requested.

Forward Purchase Agreement, page 119

8.	Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement.

Response: The Company has revised the disclosure on page 122 of the Amended Registration Statement as requested.

Sources and Uses for the Business Combination, page 120

9.	We note your reference to footnote 4. However, there does not appear to be a footnote 4. Please advise or revise.

Response: The Company has revised the disclosure on page 132 of the Amended Registration Statement as requested.

10.	Please revise to quantify the cash payment to Horizon shareholders.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that no cash payment is anticipated to Horizon shareholders. The Company has revised the disclosure on page 132 of the Amended Registration Statement accordingly.

Background of the Business Combination, page 124

11.	Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, proposals and counter-proposals, size of PIPE, and minimum cash condition. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues, and how you reached agreement on the final terms.

Response: The Company has revised the disclosure on pages 126 and 127 of the Amended Registration Statement as requested.

The Business Combination
United States Federal Income Tax Considerations, page 133

12.	Please revise your disclosures here to more clearly state counsel’s tax opinion on whether the SPAC Continuance will qualify as a reorganization. Also, state in your disclosure here that the discussion is the opinion of tax counsel and identify counsel. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use “should” rather than “will,” but counsel providing the opinion must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Please refer to Sections III.B and C of Staff Legal Bulletin 19.

Response: The Company has revised the disclosure on page 135 of the Amended Registration Statement as requested.

Information about Horizon, page 171

13.	Please elaborate on your intellectual property. Please disclose the duration of your patents. See Item 101(h)(4)(vii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 174 of the Amended Registration Statement as requested.

The History of Horizon Aircraft, page 173

14.	Please revise to disclose that Horizon was previously a subsidiary of Astro Aerospace Ltd., a revoked public company.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 175 of the Amended Registration Statement as requested.

Description of Securities of New Pono Capital, page 189

15.	We understand the sponsor will receive additional securities pursuant to an antidilution adjustment for the company’s additional financing activities. Please quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.

Response: The Company has revised the disclosure on page 191 of the Amended Registration Statement as requested, to reflect that the Sponsor has waived its anti-dilution rights.

Index to Financial Statements, page F-1

16.	Please note the updating requirements of Rule 8-08 of Regulation S-X in regards to the financial statements of both Pono Capital Three, Inc. and Robinson Aircraft, ULC. Please similarly update the related financial information throughout the filing.

Response: The Company acknowledges the Staff’s comment and undertakes that it will update the financial statements and related financial information of both the Company and Horizon as necessary in future filings.

General

17.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company has revised the disclosure on page 16 of the Amended Registration Statement as requested.

18.	We note that EF Hutton was an underwriter for the initial public offering of the SPAC. Please tell us, with a view to disclosure, whether you have received notice from EF Hutton about it ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed to EF Hutton for the SPAC’s initial public offering.

Response: The Company respectfully advises the Staff that EF Hutton has informed it that EF Hutton does not intend to cease its involvement in the transaction.

19.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully advises the Staff that the Sponsor is not, is not controlled by, and does not have substantial ties with any non-U.S. person.

20.	Please expand your disclosure regarding the sponsor’s ownership interest in the target company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

Response: The Company respectfully advises the Staff that the Sponsor does not have any ownership interests in the target company.

21.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The Company has revised the disclosure on the cover page and pages 51 and 158 of the Amended Registration Statement as requested.

22.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: The Company has revised the disclosure on pages 19 and 66 of the Amended Registration Statement as requested.

23.	We note that you have arranged to sell additional securities to raise funds to satisfy the minimum cash required to complete the business combination transaction after returning funds to redeeming stockholders. Revise the disclosure to discuss the key terms of any convertible securities and to disclose the potential impact of those securities on non- redeeming shareholders.

Response: The Company respectfully advises the Staff that no offering of additional securities is currently contemplated. If any such offering is contemplated in the future, the Company undertakes to revise its disclosure to provide the key terms of such offering and to disclose the potential impact of such securities on non-redeeming shareholders.

24.	We note your disclosure on page 88 regarding “escrowed funds” to be used to purchase shares back from the investors in the FPA. Please quantify the “escrowed funds” to be used to purchase shares back from the investors.

Response: The Company respectfully informs the Staff’s that upon further review, the risk factor on page 88 is inapplicable because the FPA provides for cash settlement and no escrow is necessary. The Company has revised the disclosure on page 89 of the Amended Registration Statement accordingly.

25.	We note your disclosure that the board considered the risk that Horizon may not achieve its financial forecast. Please revise to describe the projections provided to the board.

Response: The Company respectfully advises the Staff that the Company’s Board did not receive financial forecasts from Horizon and has revised the disclosure on page 130 of the Amended Registration Statement accordingly.

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Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2983. Thank you for your attention to this matter.

Very truly yours,

/s/ E. Peter Strand
E. Peter Strand

cc:	Davin Kazama, Pono Capital Three, Inc.
Gary Miyashiro, Pono Capital Three, Inc.